Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Provides Business Update on
Impact from COVID-19 Pandemic

- Schedules first quarter results & conference call for April 30, 2020 -

KFAR SAVA, Israel, April 6, 2020 -- Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today provided a business update in light of the current COVID-19 pandemic (Coronavirus) and its impact on Silicom’s operations.

Silicom has taken steps to protect its workforce in Israel, the United States, Denmark and elsewhere. Steps include work from home where possible, minimizing face-to-face meetings and utilizing video conference as much as possible, social distancing at facilities and elimination of all international travel. Silicom continues to comply with all local health directives.

During the first quarter, Silicom has seen supply chain, manufacturing and delivery interruptions due to steps taken by authorities globally to limit the spread of the virus. As a result, management’s expectations for first quarter revenues ending March 31, 2020, are $21-22 million. This is approximately 15% below earlier estimates which were provided in late January, prior to the global disruption caused by the virus. At the same time the Company continues to expect that Q1/2020 will be profitable, the 61st consecutive quarter (over 15 years) of continuous profitability.

Management notes that Silicom’s year-end net cash position, which includes cash, cash equivalents, deposits and marketable securities and zero debt, amounted to $91 million dollars (or $12.32 per outstanding share). This provides more than enough working capital and significant financial flexibility to weather the current environment while continuing on Silicom’s share buy-back program, announced in May 2019, of up to $15 million in share repurchases.

Shaike Orbach, CEO of Silicom commented, “First, I do wish all those unwell and in hospital a speedy recovery and I thank our health workers globally for their tireless efforts.”

Mr. Orbach continued, “2020 was off to an excellent start, before the global effects of the pandemic began. Like many of our peers, we are currently experiencing very low visibility. While it is impossible to predict the extent of the effect on Silicom in 2020 as a whole which will relate to duration and span of the pandemic, we now expect that the growth we had planned for this year will unfortunately be impacted.

“However, we are still very optimistic about the mid and longer term, post COVID-19. We continue to make progress on new design wins, and the underlying fundamentals of our target markets continue to be very attractive with high growth potential. Post pandemic, a few of these markets may become even more important and attractive. Thus, we are optimistic that once the impact of the pandemic is behind us, we will benefit from a few years of solid double-digit Compound Annual Growth Rate.”

First Quarter Results Release Schedule and Conference Call

The Company will provide further commentary when it releases its first quarter 2020 earnings results, on Thursday, April 30, 2020. The Company will be hosting a conference call that same day at 9:00am Eastern Time, which will also provide a questions and answer session for investors.

The dial-in numbers are as follows:

US: 1 888 668 9141

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com